Exhibit 99.1

Corporación América Airports S.A. Reports January 2021 Passenger Traffic

Total passenger traffic down 64.4% year-on-year impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--February 15, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 64.4% year-over-year (YoY) decline in passenger traffic in January 2021.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jan'21	Jan'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	1,689	4,109	-58.9%
International Passengers (thousands)	354	2,229	-84.1%
Transit Passengers (thousands)	511	831	-38.5%
Total Passengers (thousands)	2,554	7,169	-64.4%
Cargo Volume (thousand tons)	20.4	30.8	-33.7%
Total Aircraft Movements (thousands)	35.0	71.7	-51.2%

(1) Note that preliminary passenger traffic figures for January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2) Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.

(3) Cargo volumes in Uruguay were rectified from January to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in January 2021 dropped 64.4% YoY, reflecting the continued impact of the COVID-19 pandemic on air travel, although showing a slight sequential improvement from the 68.8% and 77.1% declines reported in December and November 2020, respectively. In all of the countries of operations, certain travel restrictions and requirements are in place and passenger demand remains low. International traffic declined by 84.1% YoY, while domestic traffic dropped 58.9% YoY.

In Argentina, total passenger traffic declined 74.5% YoY, although improving from the 84.1% decline in December 2020. International passenger traffic declined 84.9%, flat when compared to the 84.8% reported in December 2020, while domestic passenger traffic dropped 69.6% YoY, an improvement from the 84.0% drop in December 2020. Moreover, in light of the new COVID-19 strain, the government implemented restrictions on international flights from certain countries, and temporarily suspended the entry of foreigners from neighboring countries.

In Italy, passenger traffic declined 92.4% YoY, with international and domestic traffic down 94.6% and 86.8% YoY, respectively, reflecting the new air travel restrictions announced by the Italian government following a new COVID-19 outbreak in the region, coupled with weak passenger demand. Importantly, it is expected that Florence Airport will remain closed to operations due to runway works from February 1st to March 20, 2020.

In Brazil, total passenger traffic declined 34.4% YoY, but remained flat compared to December 2020 traffic figures. Domestic passenger traffic declined 32.2%, while international traffic dropped 92.2% YoY, mainly driven by low demand and new travel restrictions starting at year-end.

In Uruguay, passenger traffic declined of 93.5% YoY, due to the closure of borders implemented late December 2020 through January 31, 2021, for all travelers including Uruguayan citizens, with few exemptions. Starting February 1st, however, restrictions were partially lifted, allowing air travel for Uruguayan nationals, resident foreigners, and non-residents foreigners with work or health permits.

In Ecuador, passenger traffic declined 67.8% YoY, with international traffic down 58.5% and domestic traffic down 75.8%, while in Armenia, total passenger traffic dropped 72.6% during the month, as passenger traffic demand remains low.

Cargo Volume and Aircraft Movements

Cargo volume decreased 33.7% on January 2021, mainly due to declines of 42.4% in Argentina, 51.5% in Ecuador and 20.3% in Uruguay.

Aircraft movements declined 51.2% YoY in January 2021, mainly attributed to decreases of 55.2% in Argentina, 79.3% in Italy, 25.6% in Brazil and 45.1% in Ecuador. Aircraft movements also declined 82.1% in Uruguay, 66.9% in Armenia and 44.3% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jan'21 (2)	Jan'20 (1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	929	3,642	-74.5%
Italy	36	480	-92.4%
Brazil	1,230	1,876	-34.4%
Uruguay	15	233	-93.5%
Ecuador	124	385	-67.8%
Armenia	64	235	-72.6%
Peru	156	318	-50.9%
TOTAL	2,554	7,169	-64.4%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	10,599	18,386	-42.4%
Italy	1,132	1,119	1.2%
Brazil	4,458	4,612	-3.3%
Uruguay	1,777	2,229	-20.3%
Ecuador	1,458	3,008	-51.5%
Armenia	787	1,028	-23.5%
Peru	206	406	-49.3%
TOTAL	20,417	30,787	-33.7%
Aircraft Movements
Argentina	16,477	36,756	-55.2%
Italy	997	4,818	-79.3%
Brazil	10,597	14,247	-25.6%
Uruguay	632	3,535	-82.1%
Ecuador	4,116	7,495	-45.1%
Armenia	740	2,238	-66.9%
Peru	1,442	2,591	-44.3%
TOTAL	35,001	71,680	-51.2%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411